BEAUFIELD CONSOLIDATED RESOURCES INC.
19 Nesbitt Street – Ottawa – Ontario K2H 8C4
P.O. Box 11385 – Station H – Ottawa – Ontario K2H 7V1
Tel: 613-721-2919 Fax: 613-828-7268
e-mail: beaufield@rogers.com

Exemption file Number: 82-1557

December 10, 2002

Listings Department
TSX Venture Exchange
P.O. Box 1033
Vancouver, B.C. V7Y 1H1
Fax: 1-604-844-7502

SUPPL

Sir/Madam:

Herewith a copy of Notice of Shares Issued Upon Exercise of Reserved Securities for the month of November 2002, issued pursuant to the acquisition of mining properties and the exercise of a stock option on behalf of Beaufield Consolidated Resources Inc.

We trust this meets with your requirements.

Yours sincerely,
BEAUFIELD CONSOLIDATED RESOURCES INC.

02060557

JENS E. HANSEN, **P.Eng.**
President

cc. Ontario Securities Commission	Fax: 1-416-593-8252
Commission des valeurs mobilières du Québec	Fax: 1-514-873-3090
Securities and Exchange Commission	Fax: 1-202-942-9627
Alberta Securities Commission	Fax: 1-780-422-0777
Mr. Greg Chu – Gregory T. Chu, a Law Corporation	Fax: 1-604-687-6684
Mr. Alain Lemaire – Raymond Chabot Grant	Fax: 1-819-825-1461
Mr. Michel Blouin – Lavery, DeBilly	Fax: 1-514-871-8977

12/19

NOTICE TO THE TSX VENTURE EXCHANGE OF SHARES ISSUED UPON EXERCISE OF RESERVED SECURITIES

Name of Issuer: Beaufield Consolidated Resources Inc.

Details of shares issued:

Name of Holder	Number of Shares	Conversion Price	Nature of Grant	Date of Exercise
Newmont Canada Limited 20 Eglinton Avenue West, Suite 1900 Toronto, Ontario M4R 1K8	150,000 common shares 200,000 warrants at the exercise price of $0.35 in the first year - 2003 $0.50 in the second year – 2004 and $0.75 in the third year - 2005	$0.17	Acquisition of property – 90 mining claims comprised of 143 claim units in the townships of Wabikoba Lake, White Lake-North and Lecours with the Thunder Bay Mining Division, Ontario	November 8, 2002
Jens E. Hansen 19 Nesbitt Street Ottawa, Ontario K2H 8C4	350,000 common shares	$0.10	Partial Exercise of Stock Option granted January 2, 2001 (975,000 common shares)	November 21, 2002

Total: shares: 500,000 common shares

Total shares issued:27,080,311 (as at November 30, 2002).

Dated: December 10, 2002

Per: [signature]

Jens E. Hansen, P.Eng.
President
Beaufield Consolidated Resources Inc.

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*** RX REPORT ***
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RECEPTION OK

TX/RX NO	8256
CONNECTION TEL	613 828 7268
SUBADDRESS	
CONNECTION ID	
ST. TIME	12/11 15:49
USAGE T	00'41
PGS.	2
RESULT	OK